UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36495

IHS Markit Ltd.

(Exact name of registrant as specified in its charter)

4th Floor, Ropemaker Place

25 Ropemaker Street

London, England

EC2Y 9LY

+44 20 7260 2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

* On February 28, 2022, pursuant to the Agreement and Plan of Merger, dated as of November 29, 2020, by and among IHS Markit Ltd. (“IHS Markit”), S&P Global Inc. (“S&P Global”) and Sapphire Subsidiary, Ltd. (“Merger Sub”), as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of January 20, 2021, Merger Sub merged with and into IHS Markit (the “Merger”), with IHS Markit continuing as the surviving company of the Merger and a wholly owned subsidiary of S&P Global.

On February 28, 2022, the New York Stock Exchange filed a Form 25 to remove IHS Markit’s Common Shares, par value $0.01 per share, from listing and registration pursuant to 17 CFR 240.12d2-2(a)(3).

IHS Markit is a wholly owned subsidiary of S&P Global and, as such, has fewer than 300 record holders.

Pursuant to the requirements of the Securities Exchange Act of 1934, IHS Markit Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 10, 2022	IHS MARKIT LTD.

	By:	/s/ Christopher McLoughlin
Name: Christopher McLoughlin
Title: Secretary